Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-146177

RJO Global Trust

Supplement dated July 1, 2009 to the Prospectus and Disclosure Document dated May 1, 2009

The following information amends the disclosure in the Prospectus and Disclosure Document dated May 1, 2009 (the “Prospectus”).  If any statement in this supplement conflicts with a statement in the Prospectus, the statement in this supplement controls.

New Trading Advisors

Effective July 1, 2009, RJO Global Trust (the “Trust”) added Conquest Capital, LLC (“Conquest”) and Haar Capital Management, LLC (“Haar”) as trading advisors to the Trust.  Effective June 30, 2009, the Trust removed AIS Futures Management, LLC as trading advisor.  Information regarding both Conquest and Haar is provided below.  The following table shows the approximate percentage of net assets available for trading allocated to each trading advisor for the benefit of the Trust as of July 1, 2009.

Trading Advisor	Trading Program	Allocation Effective July 1*
Abraham Trading, L.P.	Trading Diversified	16.66%
Global Advisors (Jersey) Limited1	Commodity Systematic	16.66%
John W. Henry & Company, Inc.	Diversified Plus	16.66%
NuWave Investment Management, LLC	Combined Futures Portfolio (2X)	16.66%
Conquest Capital, LLC	Macro	16.66%
Haar Capital Management, LLC	Discretionary Commodity Trading Program	16.66%

* R.J. O’Brien Fund Management, LLC, the Trust’s managing owner (the “Managing Owner”), has selected Conquest and Haar on behalf of the Trust.  Trading advisors can be added, removed or replaced at any time by the Managing Owner, without the consent of or advance notice to the unitholders of the Trust.  The asset allocation percentages above may change at any time in the future in the sole discretion of the Managing Owner.

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1 The Trust recently executed an advisory agreement with Global Advisors (Jersey) Limited (“GAJL”) to replace its existing advisory agreement with Global Advisors, L.P. (“GALP”).  GALP is currently migrating all of its clients to GAJL.  The accounts managed by GALP and GAJL are managed in the same manner by the same team pursuant to the same trading program.

Information about Conquest Capital, LLC

    Conquest Capital, LLC (“Conquest”), is a Delaware limited liability company engaged in the business of providing trading advisory services to customers with respect to futures contracts, forward contracts, and other futures-related interests (collectively, “futures interest contracts”) across geographic centers and across assets classes.  Conquest manages accounts for trading in futures interest contracts on a discretionary basis and its trading methodologies are speculative in nature.

    Conquest has been registered with the Commodity Futures Trading Commission (“CFTC”) as a commodity trading advisor and a commodity pool operator and has been a member of the National Futures Association (“NFA”) since May 9, 2001.

    Conquest has four principals, one of which is an entity principal: Marc H. Malek, Harold Feder, David M. Cielusniak, and Conquest Capital Group, LLC.

Principals

    Marc H. Malek is a registered principal, associated person, and NFA associate member of Conquest Capital, LLC since May 9, 2001.  Mr. Malek started his career in September 1992 at Salomon Brothers, an investment bank in New York, as a financial analyst in the Financial Strategy Group.  From Salomon, he was hired in March 1993 by KB Currency Advisors, a $400 million hedge fund and financial advisory firm. For the next two years, Mr. Malek traded currency options, worked on developing proprietary trend following trading systems, and dealt with currency overlay customers.  Mr. Malek left KB and joined UBS, an investment bank, in March 1995, where he held various senior level positions within the foreign exchange department in New York, London and Tokyo until December 1998.  During that time, he was the worldwide head of the Exotic FX Derivatives Group, he held the post of Executive Director in charge of FX Proprietary Trading in Europe. After leaving UBS in December 1998, Mr. Malek worked on forming his own investment management firm, which he did in May 1999 with Enterprise Asset Management.  He was a principal of the investment management firms of Avalon Asset Management and Enterprise Asset Management from May 1999 until co-founding Conquest Capital Group (“CCG”) and its affiliates in April 2001.  In May 2001, Mr. Malek and Mr. Rich Silver joined as partners and started Camelot LLC (now CCG).  Mr. Malek became a principal of Condor Capital LLC on May 9, 2001 and CC Asset Management LLC, on February 19, 2003, both wholly-owned subsidiaries of CCG at that time.  On June 20, 2007, CCG separated from Condor Capital LLC and CC Asset Management LLC and no longer has any affiliation or association with those entities.  Mr. Malek remains registered as a principal of both Condor Capital LLC and CC Asset Management LLC due to retained beneficial ownership.  Mr. Malek graduated with Honors from the California Institute of Technology (“Caltech”) with a B.S. in Engineering and Applied Science and holds a B.A. in Mathematics from Reed College.

    Harold Feder is a registered principal of Conquest Capital, LLC since March 6, 2008.  Mr. Feder graduated Summa Cum Laude from Touro College in June 1996 with a Bachelor of Science in Accounting.  He worked in public accounting for seven years, most recently as an audit manager at Grant Thornton’s Financial Services Industry Group, an international accounting firm. While at Grant Thornton from November 2000 to October 2003, Mr. Feder was in charge of auditing various hedge funds, private equity partnerships and broker dealers.  He was also an instructor in Grant Thornton’s Continuing Professional Education Center where he gave courses on Audit Planning and on Auditing Broker-Dealers.  Mr. Feder also worked as an accountant in the Financial Reporting Department at Tudor Investment Corp., an investment management firm, from October 2003 to August 2004.  Mr. Feder joined Conquest in August 2004 and served as an Assistant Vice President until June 2007.  In July 2007 Mr. Feder became the Chief Financial Officer at Conquest.  Mr. Feder is licensed as a CPA in New York State.  He is also a member of the American Institute of Certified Public Accountants as well as the NYS Society of Certified Public Accountants where he has served on the Stock Brokerage committee.

    David M. Cielusniak is a registered principal of Conquest Capital, LLC since March 6, 2008.  Mr. Cielusniak graduated in May 1995 with a Bachelor of Science in Business Administration from Georgetown University with a concentration in Finance and minor in Economics.  He graduated in May 1999 with a Juris Doctorate from the Fordham University School of Law.  Prior to joining Conquest as the COO and Chief Compliance Officer in August 2007, Mr. Cielusniak was counsel to the Alternative Investment Division at Credit Suisse, an investment bank, from December 2005 through August 2007, where he provided legal coverage to hedge funds and various alternative products.  Before Credit Suisse, he was an attorney for the Alternative Investment Management Division at Lehman Brothers, an investment bank, from September 2004 through November 2005.

Mr. Cielusniak also practiced law at the law firms of Kramer Levin Naftalis & Frankel LLP from March 2003 through September 2004 and Cadwalader, Wickersham & Taft from September 1999 through March 2003.

    Conquest Capital Group, LLC is a limited liability company formed in Delaware in June 2001 by Mr. Marc H. Malek.  Mr. Malek is a principal of Conquest Capital Group, LLC.  Conquest Capital Group, LLC has been a registered entity principal of Conquest since May 9, 2001.

    Conquest and its principals may, from time to time, trade futures, forwards, and options contracts and securities for their own proprietary accounts.  Such trades may or may not be in accordance with the Conquest trading program described below.  Conquest will permit its investors to see records relating to the performance of accounts and allocations of orders among Conquest’s various clients and even proprietary trading results, while maintaining required confidentiality of its investors.

    Neither Conquest nor any of its principals have a beneficial or ownership interest in the Trust.

    There have been no material administrative, civil or criminal proceedings against Conquest or its principals that are pending, are on appeal or have concluded at any time since inception.

Trading Program

    Conquest provides trading advisory services to customers with respect to futures interest contracts across geographic centers and across assets classes.  As of the date of this prospectus supplement, Conquest offers its clients four trading programs.  Conquest’s “Macro” trading program is utilized in Conquest’s management of assets on behalf of the Trust.

Macro Trading Program Methodology

    Conquest’s Macro trading program is designed to create a combination of an absolute return portfolio and a portfolio hedge product.  Conquest’s Macro strategy is primarily a short-term trading strategy with a trend-following bias that concentrates on many of the markets that would react strongly to national or global systemic shocks, such as September 11, 2001.  Conquest’s Macro trading program currently trades in 31 markets, including: currency pairs, fixed-income, stock indices, energies, and metals.  New positions are based on total portfolio equity.

Implementation of Trading Programs

    Conquest uses quantitative models to ensure disciplined investment decisions.  The Macro trading program uses several trading strategies that take advantage of trends that occur in different time frames, and that work independently of the other strategies.  The first strategy exploits short-term price/time/volatility relationships present in fixed income, foreign exchange, energy, metal, and stock index markets.  The second strategy looks to capture market movements that constitute a short-term trend.  The third strategy makes use of counter-trend opportunities within longer-term trends, for example, by entering the market when trends are reversing abruptly.

    Conquest’s Macro trading program is 90% systematic and 10% discretionary.  The systematic component reduces the amount of manual work required to identify trade entry and exit levels.  Conquest applies its research efforts toward improving its trading systems.  Conquest’s portfolio manager applies his discretion by adjusting the composition of the portfolio and identifying major opportunities in the markets rather than on a trade-by-trade basis.

Portfolio and Risk Management

    Conquest sets its trade size on a security inversely proportional to the level of recent volatility of the security.  Each new position for a market is sized by calculating the number of contracts that would provide the desired dollar volatility for that market for that system.  Conquest uses price volatility instead of return volatility in its calculations and does not implement pyramiding, scaling out of positions, and other methods of trading the equity curve as part of its portfolio management rules.

    Conquest applies a disciplined risk control methods to its Macro trading program, which are incorporated in the stop-loss and position size calculation for Conquest systems.  Conquest selects the level of exposure for the Macro program so that the maximum hypothetical drawdown is below acceptable real-time drawdown levels.  Conquest selects from the following risk measures: price volatility of positions at the time of entry, maximum per trade risk from entry to stop, maximum per trade risk from closing price to stop, portfolio maximum daily loss, portfolio maximum consecutive daily drawdown, standard deviation of portfolio daily returns, slippage as percentage of return, and liquidity.

    Conquest’s trading programs have volatility-based stops for positions in the market.  Position sizes are based on price volatility to equalize risk at the trade initiation time for all markets within each trading program.

Conquest Macro Past Performance

    You are cautioned that the information set forth in the following capsule summary is not necessarily indicative of, and may have no bearing on, any trading results that may be attained by Conquest or the Trust in the future, since past results are no guarantee of future results.  There can be no assurances that Conquest or the Trust will make any profits at all, or will be able to avoid incurring substantial losses.  You should also note that interest income may constitute a significant portion of a commodity pool’s total income, and in certain circumstances, may generate profits where there have been realized or unrealized losses from commodity trading.  A portion of the Trust’s assets are allocated to the Conquest Macro trading program.

    The past performance information set forth in Capsule A below has not been audited; however, Conquest believes that this information is accurate and fairly represented.

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CAPSULE A
Conquest Capital, LLC Conquest Macro Past Performance

Set forth in the following capsule is the actual past performance of all client accounts utilizing the Conquest Macro Program directed by Conquest Capital from January 1, 2004 through May 31, 2009.

You are cautioned that the information set forth in the following capsule summary is not necessarily indicative of, and may have no bearing on, any trading results that may be attained by Conquest on behalf of the Trust in the future.  Past performance is not indicative of future results.  There can be no assurance that the Trust will make any profits at all, or will be able to avoid incurring substantial losses.  The results in the following summary are unaudited.

Name of Commodity Trading Advisor:	Conquest Capital LLC
Name of Program:	Conquest Macro
Inception of trading by CTA:	May 1, 1999
Inception of trading in program:	June 1, 2001
Number of open accounts:	9
Aggregate assets overall as of May 31, 2009:
Excluding “notional” equity:	$109,700,000
Including “notional” equity:	$480,176,000
Aggregate assets in program as of May 31, 2009:
Excluding “notional” equity:	$82,217,000
Including “notional” equity:	$369,988,000
Worst monthly Composite drawdown since January 1, 2004:	(9.80)% (January 2005)
Worst peak-to-valley Composite drawdown since January 1, 2004:	(14.91)% (June 2006 – June 2007)
2009 annual return (5 months):	3.04%
2008 annual return:	45.58%
2007 annual return:	20.88%
2006 annual return:	8.04%
2005 annual return:	1.68%
2004 annual return:	(0.67)%

Actual Trading Performance: January 1, 2004 – May 31, 2009**

MONTH	2009	2008	2007	2006	2005	2004
January	6.20%	13.05%	(0.50)%	2.89%	(9.80)%	1.79%
February	(1.49)	3.92	(2.32)	(0.94)	(1.05)	0.76
March	(2.90)	4.17	1.29	(3.01)	(0.01)	(1.64)
April	(3.44)	1.42	2.34	11.64	1.25	0.18
May	5.05	(5.64)	(8.44)	5.34	2.27	1.20
June		8.06	(0.74)	(2.02)	2.22	(7.76)
July		(6.40)	11.55	(1.66)	(1.96)	(1.59)
August		6.08	0.53	(5.05)	2.66	(0.17)
September		8.50	4.28	(5.95)	(0.53)	(3.28)
October		3.80	4.45	3.91	(1.07)	3.95
November		2.08	6.70	3.28	5.71	2.69
December		0.78	1.30	0.64	2.81	3.80
Annual Return	3.04% (5 months)	45.58%	20.88%	8.04%	1.68%	(0.67)%
*Drawdown is the largest percentage decline experienced in the relevant program on a composite basis over a specified period of time.
**Monthly returns in the table above are presented net of 2% management and 20% quarterly incentive fee.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Information about Haar Capital Management, LLC

    Haar Capital Management, LLC (“Haar”), is a Delaware limited liability company engaged in the business of providing trading advisory services to customers with respect to futures contracts, forward contracts, and other futures-related interests (collectively, “futures interest contracts”) on United States and foreign exchanges and markets.  Haar managed accounts for trading in futures interest contracts on a discretionary basis and its trading methodologies are speculative in nature.

    Haar has been registered with the Commodity Futures Trading Commission (“CFTC”) as a commodity trading advisor and has been a member of the National Futures Association (“NFA”) since September 21, 2005.

    Haar has one principal, Stanley Haar, who has been the sole Member and President of Haar since its inception.

Principals

Stanley P. Haar formed Haar Capital Management LLC on August 1, 2005, after resigning from his position as a financial consultant at Smith Barney (Citigroup), a global financial services firm, where he had been employed since May 2002.  Mr. Haar has been registered as an associated person and member of the NFA and listed as a principal of Haar Capital Management, LLC since September 21, 2005.  Mr. Haar was registered from February 11, 2003 to August 1, 2005 as an associated person of Citigroup Capital Markets, a broker dealer and futures commission merchant providing securities and futures brokerage services.  At Citigroup Capital Markets Mr. Haar focused on providing commodity trading advice to retail futures clients.  Before joining Smith Barney, Mr. Haar spent three months (February 2002-May 2002) focused on proprietary commodity trading and investments, during which time he was not employed.  From November 1997 to February 2002, Mr. Haar was manager of international business development for Franklin Templeton Investments, a global investment money management organization.  He provided legal, administrative and marketing support for the successful start-up of Bradesco Templeton Asset Management Ltda., a joint venture money management firm with one of Brazil’s largest banks.  Mr. Haar also served on the investment committee of the Fundo Bradesco Templeton de Valor e Liquidez, a corporate governance equity fund, with portfolio management responsibility for the agribusiness and textile holdings in the fund.  From June 1996 to October 1997, Mr. Haar was vice president of Camas International, an agricultural technology company located in Pocatello, Idaho.  From July 1993 to June 1996, he was employed as an agribusiness and marketing consultant for Olivia Foods, Peaceworks LLC and other Israeli clients.  From September 1989 to June 1993, Mr. Haar was a graduate student at Stanford University.  Earlier in his career, Mr. Haar spent a total of 8 years with Continental Grain Company (from June 1977 to October 1980 and from November 1984 to August 1989), a commodity trading corporation, holding various trading and management positions in the United States and Latin America.  For three years, from February 1986 through August 1989, he was the commercial director of Brazilian operations, with trading and risk management responsibilities for a soybean processing plant, country elevator network, vegetable oil refinery, feed mill, integrated poultry division, and grain export terminals.  Mr. Haar also worked as an associated person from November 1980 to June 1982 for Shearson/American Express a registered futures commissions merchant, and from June 1982 to December 1983 for Ace America, Inc., a registered futures commission merchant and from December 1983 to October 1984 at Prudential Equity Group, LLC, a futures commission merchant providing retail futures and options trading services.  At all three firms, Mr. Haar was involved in commodity futures trading and providing brokerage services to retail clients.  Mr. Haar received a BA degree in Economics and International Studies from the School of International Service at American University (1971).  He earned his degree in two calendar years with the highest GPA in university history, and was awarded a National Science Foundation Fellowship for graduate study in economics.  In 1971-72, Mr. Haar was a Fulbright Scholar in Brazil, where his research focused on the International Coffee Agreement.  Mr. Haar holds three graduate degrees from Stanford University: MBA (1977) from the Graduate School of Business, MA (1990) from the Food Research Institute (concentration in futures markets and international trade), and JD (1993) from Stanford Law School.  He has written articles on futures markets and international investments for publications such as Commodities Magazine and the Global Finance Journal.  In addition to managing Haar Capital, Mr. Haar spends approximately five hours per week serving as a consultant to Gould Asset Management, LLC, a registered investment advisor based in Claremont, California.  Gould Asset Management, LLC manages equity and fixed income portfolios and does not engage in futures trading.

    Haar and its principal, Mr. Haar, may, from time to time, trade futures, forwards, and options contracts and securities for their own proprietary accounts.  Such trades may or may not be in accordance with the Haar trading program described below.  It is possible that Haar and/or its principals may from time to time be inadvertently competing with the Trust for similar futures interest contract positions in one or more markets or may take positions in their proprietary accounts which are opposite the positions taken for the Trust.  Haar will permit its investors to see records relating to the performance of accounts and allocations of orders among Haar’s various clients and even proprietary trading results, while maintaining required confidentiality of its investors.

    Haar and Mr. Haar do not have a beneficial or ownership interest in the Trust.

    There have been no material administrative, civil or criminal proceedings against Haar or Mr. Haar, that are pending, are on appeal or have concluded at any time since inception.

Trading Program

    Haar is engaged in the business of providing trading advisory services to customers with respect to futures contracts, forward contracts, and other futures-related interests (collectively, “futures interest contracts”) on United States and foreign exchanges and markets.  As of the date of this prospectus supplement, Haar offers its clients three trading programs.  Haar’s “Discretionary Commodity Trading Program” is utilized in Haar’s management of assets on behalf of the Trust.

Discretionary Commodity Trading Program Methodology

    Haar’s Discretionary Commodity Trading Program is designed to achieve the capital appreciation of its client’s assets through the speculation in financial and commodity futures and options contracts in market sectors including, without limitation, currencies, metals, financials, energies, softs, livestock, grains, and equity indices.  In managing the accounts of customers, the Discretionary Commodity Trading Program uses a primarily fundamental strategy although technical analysis may also be employed to help determine specific entry and exit points and the placement of stop-loss orders. Haar believes that commodity price changes occur due to changing fundamental factors; Haar seeks to achieve profit from longer-term trends that develop due to those changing factors. Among the fundamental factors to be analyzed will be product supply and demand outlook, projected carryout stocks as a percentage of consumption, weather developments and forecasts, economic trends, and government policies. Based on its experience in managing commercial and speculative trading positions, and recognizing that future states of the world cannot be known with certainty, the advisor seeks to identify skewed risk-reward opportunities; i.e., situations in which the probability of a large gain is seen as being approximately equal to the probability of a small loss. Haar may refrain from trading most markets at any given time, based on its assessment of neutral or unattractive risk-reward conditions. In addition to outright long and short positions, trading strategies may include inter and intra-market spread positions and the use of commodity options.

    Haar, at its discretion and according to its research, may add to or delete from the markets traded in each portfolio.  The actual portfolio balance and number of markets traded may depend, in part, on the size of the Trust’s account.

Implementation of Trading Programs

    The trading strategies utilized by Haar may be revised from time to time by Haar as a result of ongoing research and development, which seeks to devise new trading strategies, as well as test methods currently employed. The trading strategies used by Haar in the future may differ significantly from those presently used, due to the changes, which may result from this research. Unitholders will not be informed of these changes as they may occur.  In addition, Haar may refine or change the implementation of its strategy (including but not limited to technical factors, markets traded and or money management principles) without prior notice to or approval by Unitholders. There can be no assurance that Haar’s approach to trading will yield the same results as it has in the past.

Risk Management

    Haar utilizes certain risk management tools, including stop-loss orders and portfolio diversification.  Haar also manages risk by varying the size of positions based in part on an assessment of market volatility.  To manage these risks, Haar evaluates the volatility and correlation across multiple markets, as well as projected price behavior in response to specific market-moving events, consistent with managing longer-term risks and evaluating longer-term trends.  No assurances can be made, however, that the historical market correlations will occur or persist in all market conditions.

Haar Discretionary Commodity Trading Program Past Performance

    You are cautioned that the information set forth in the following capsule summary is not necessarily indicative of, and may have no bearing on, any trading results that may be attained by Haar or the Trust in the future, since past results are no guarantee of future results.  There can be no assurances that Haar or the Trust will make any profits at all, or will be able to avoid incurring substantial losses.  You should also note that interest income may constitute a significant portion of a commodity pool’s total income, and in certain circumstances, may generate profits where there have been realized or unrealized losses from commodity trading.  A portion of the Trust’s assets are allocated to the Haar Discretionary Commodity Trading Program.

    The past performance information set forth in Capsule A below has not been audited; however, Haar believes that this information is accurate and fairly represented.

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CAPSULE A
Haar Capital Management, LLC Discretionary Commodity Trading Program

Set forth in the following capsule is the past performance of Haar Capital Management, LLC from December 2005 though May 31, 2009 for sixty-five accounts.

You are cautioned that the information set forth in the following capsule summary is not necessarily indicative of, and may have no bearing on, any trading results that may be attained by Haar on behalf of the Trust in the future.  Past performance is not indicative of future results.  There can be no assurance that the Trust will make any profits at all, or will be able to avoid incurring substantial losses.  The results in the following summary are unaudited.

Name of Commodity Trading Advisor:	Haar Capital Management, LLC
Name of Program:	Discretionary Commodity Trading Program
Inception of trading by CTA:	December 17, 2005
Inception of trading in program:	December 17, 2005
Number of open accounts:	65
Aggregate assets overall as of May 31, 2009:	$142,456,919.93
Aggregate assets in program as of May 31, 2009:	$94,111,263.79
Worst monthly Composite drawdown* since inception:	(10.05%) (March 2007)
Worst peak-to-valley Composite drawdown since inception:	(12.61%) (February 2007 – April 2007)
2009 annual return (5 months):	2.87%
2008 annual return:	1.78%
2007 annual return:	16.17%
2006 annual return:	27.37%
2005 annual return (1 month):	1.03%

Actual Trading Performance: December 17, 2005 – May 31, 2009**

MONTH	2009	2008	2007	2006	2005
January	(0.42)%	2.02%	(0.77)%	9.47%	--
February	(3.09)	1.53	4.55	(2.26)	--
March	0.30	(3.07)	(10.05)	2.47	--
April	1.84	1.64	(2.84)	0.41	--
May	4.36	1.92	1.04	3.28	--
June		4.45	6.45	1.50	--
July		0.15	(3.09)	(2.88)	--
August		(1.28)	(2.47)	0.56	--
September		(3.34)	7.18	(4.06)	--
October		(1.99)	2.16	5.06	--
November		(0.01)	6.23	10.12	--
December		0.04	8.36	1.88	1.03%
Annual Return***	2.87%	1.78%	16.17%	27.37%	1.03%
	(5 months)				(1 month)

*Drawdown is the largest percentage decline experienced in the relevant program on a composite basis over a specified period of time.

**Monthly returns in the table above are presented net of 1% management and 20% quarterly incentive fee, which fees are the average rates for all the accounts traded by Haar.  Additionally, some fully-funded accounts may have less than Haar’s minimum units size for trading purposes and may experience a higher or lower monthly rate of return as compared to the composite.  The above table was prepared on the basis of the nominal account size method from December 17, 2005 to May 31, 2009 based on actual client account trading results.

***Annual compounded rate of return is computed using a hypothetical $1,000 Investment Index, which illustrates how a theoretical $1,000 investment, if left untouched, would have appreciated or depreciated during the entire year.  Since the performance table is the combination of many separate accounts, this is a theoretical figure and should not be taken as indicative of any results that an account may have in the future.  The year-to-date rate of return is the ending $1,000 Index minus $1,000 and divided by $1,000.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

Notes to Capsule Performance Information:

1.	“Name of commodity trading advisor” is the name of the trading advisor which directed the accounts included in the performance summary.

2.	“Name of program” is the name of the trading program used by the trading advisor in directing the accounts included in the performance summary.

3.	“Inception of trading by CTA” is the date on which the relevant trading advisor began directing client accounts.

4.	“Inception of trading in program” is the date on which the relevant trading advisor began directing client accounts pursuant to the program shown in the performance summary.

5.	“Number of open accounts” is the number of accounts directed by the relevant trading advisor pursuant to the program shown in the performance summary through May 31, 2009.

6.	“Aggregate assets overall” is the aggregate amount of actual assets under the management of the relevant trading advisor in all programs operated by such trading advisor through May 31, 2009.

7.
“Aggregate assets in program” is the aggregate amount of total equity, including “notional” equity, under the management of the relevant trading advisor in the program shown in the performance summary through May 31, 2009.

8.
“Worst monthly drawdown” is the largest monthly percentage loss experienced by any account of the trading advisor in the relevant program in any calendar month since either January 2004 or the date of inception and ending May 31, 2009.  “Loss” for these purposes is calculated on the basis of the loss experienced by each such account, expressed as a percentage of the total equity (including “notional” equity) of such account.

9.
“Worst peak-to-valley drawdown” is the largest percentage decline (after eliminating the effect of additions and withdrawals) experienced by any account of the trading advisor in the relevant program since either January 2004 or the date of inception and ending May 31, 2009 from any month-end net asset value, without such month-end net asset value being equaled or exceeded as of a subsequent month-end.  Worst peak-to-valley drawdown is calculated on the basis of the loss experienced by each such account in the relevant program, expressed as a percentage of the total equity (including “notional” equity) in such account.

10.
“Annual return” is calculated by multiplying on a compound basis each monthly rate of return and not by adding or averaging such monthly rates of return.  For periods of less than one year, the results are for the period indicated.

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The following paragraph under the heading “The Foreign Currency Broker” contained on page 67 of the Prospectus is hereby deleted and replaced with the following:

Effective July 1, 2009, Marex International Ltd. will replace Deutschebank as the trust's prime broker and will act as counterparty for spot and forward currency trades.  Under most normal circumstances, a trading advisor will contact at least two counterparties for a quote on each of the trust’s currency trades.

The following paragraph under the heading “The terms of this offering were not subject to independent due diligence” contained on page 70 of the Prospectus is hereby deleted and replaced with the following:

The terms of this offering were not subject to independent due diligence.
The trust and the lead selling agent are represented by a single counsel.  Therefore, the terms of this offering relating to those parties were not negotiated at arm’s-length.  The managing owner is represented by its own counsel (i.e., not the counsel that represents the trust and the lead selling agent).  In addition, no independent due diligence has been conducted with respect to this offering.

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The hypothetical performance information contained on pages 110 through 112 of the Prospectus is hereby deleted and replaced with the following:

HYPOTHETICAL PERFORMANCE INFORMATION

The composite performance information on the following page represents the hypothetical performance of the Trust as if each of the six trading advisors listed on page 1 of this supplement had traded the assets on behalf of the Trust over the period from April 1, 2007 through May 31, 2009, which is the period during which all six of the trading programs currently being used by the Trust were in existence.  The calculations were made based on performance information provided by each of the six trading advisors on actual accounts traded, net of all applicable fees, and were further reduced by brokerage commissions and management fees (for the purpose of calculating the hypothetical performance information and to better approximate the Trust fees, a fee of 4% per annum was charged against the net performance of each trading advisor).  The actual management fees and performance fees to be paid by the Trust may differ from the fees paid by the account information provided by each trading advisor and used to calculate this hypothetical composite performance information.  All distributions of profits were assumed to be reinvested.  The performance information provided by the trading advisors was not independently verified by the managing owner and may reflect the use by the trading advisor of notional funds in the calculation of the trading advisor’s performance.  The initial allocation made to each trading advisor for purposes of calculating the hypothetical performance information was equally divided among each trading advisor and was rebalanced quarterly.  This hypothetical performance information was calculated in accordance with CFTC and NFA rules.

HYPOTHETICAL PERFORMANCE RESULTS HAVE MANY INHERENT LIMITATIONS, SOME OF WHICH ARE DESCRIBED BELOW.  NO REPRESENTATION IS BEING MADE THAT ANY ACCOUNT WILL OR IS LIKELY TO ACHIEVE PROFITS OR LOSSES SIMILAR TO THOSE SHOWN.  IN FACT, THERE ARE FREQUENTLY SHARP DIFFERENCES BETWEEN HYPOTHETICAL PERFORMANCE RESULTS AND THE ACTUAL RESULTS SUBSEQUENTLY ACHIEVED BY ANY PARTICULAR TRADING PROGRAM.

ONE OF THE LIMITATIONS OF HYPOTHETICAL PERFORMANCE RESULTS IS THAT THEY ARE GENERALLY PREPARED WITH THE BENEFIT OF HINDSIGHT.  IN ADDITION, HYPOTHETICAL TRADING DOES NOT INVOLVE FINANCIAL RISK, AND NO HYPOTHETICAL TRADING RECORD CAN COMPLETELY ACCOUNT FOR THE IMPACT OF FINANCIAL RISK IN ACTUAL TRADING.  FOR EXAMPLE, THE ABILITY TO WITHSTAND LOSSES OR TO ADHERE TO A PARTICULAR TRADING PROGRAM IN SPITE OF TRADING LOSSES ARE MATERIAL POINTS WHICH CAN ALSO ADVERSELY AFFECT ACTUAL TRADING RESULTS.  THERE ARE NUMEROUS OTHER FACTORS RELATED TO THE MARKETS IN GENERAL OR TO THE IMPLEMENTATION OF ANY SPECIFIC TRADING PROGRAM WHICH CANNOT BE FULLY ACCOUNTED FOR IN THE PREPARATION OF HYPOTHETICAL PERFORMANCE RESULTS AND ALL OF WHICH CAN ADVERSELY AFFECT ACTUAL TRADING RESULTS.

THIS COMPOSITE PERFORMANCE RECORD IS HYPOTHETICAL AND THESE TRADING ADVISORS HAVE NOT TRADED TOGETHER IN THE MANNER SHOWN IN THE COMPOSITE.  HYPOTHETICAL PERFORMANCE RESULTS HAVE MANY INHERENT LIMITATIONS, SOME OF WHICH ARE DESCRIBED BELOW.  NO REPRESENTATION IS BEING MADE THAT ANY MULTI-ADVISOR MANAGED ACCOUNT OR POOL WILL OR IS LIKELY TO ACHIEVE A COMPOSITE PERFORMANCE RECORD SIMILAR TO THAT SHOWN.  IN FACT, THERE ARE FREQUENTLY SHARP DIFFERENCES BETWEEN A HYPOTHETICAL COMPOSITE PERFORMANCE RECORD AND THE ACTUAL RECORD SUBSEQUENTLY ACHIEVED.

ONE OF THE LIMITATIONS OF A HYPOTHETICAL COMPOSITE PERFORMANCE RECORD IS THAT DECISIONS RELATING TO THE SELECTION OF TRADING ADVISORS AND THE ALLOCATION OF ASSETS AMONG THOSE TRADING ADVISORS WERE MADE WITH THE BENEFIT OF HINDSIGHT BASED UPON THE HISTORICAL RATES OF RETURN OF THE SELECTED TRADING ADVISORS.  THEREFORE, COMPOSITE PERFORMANCE RECORDS INVARIABLY SHOW POSITIVE RATES OF RETURN.  ANOTHER INHERENT LIMITATION ON THESE RESULTS IS THAT THE ALLOCATION DECISIONS REFLECTED IN THE PERFORMANCE RECORDS WERE NOT MADE UNDER ACTUAL MARKET CONDITIONS AND, THEREFORE, CANNOT COMPLETELY ACCOUNT FOR THE IMPACT OF FINANCIAL RISK IN ACTUAL TRADING.  FURTHERMORE, THE COMPOSIE PERFORMANCE RECORD MAY BE DISTORTED BECAUSE THE ALLOCATION OF ASSETS CHANGES FROM TIME TO TIME AND THESE ADJUSTMENTS ARE NOT REFLECTED IN THE COMPOSITE.

RJO GLOBAL TRUST(1)
April 1, 2007 – May 31, 2009
Worst Monthly Decline(2) since April 1, 2007 (Month/Year):  (4.44%) (8/07)
Worst Peak-to-Valley Decline(3) since April 1, 2007 (Month/Year):  (4.51%) (7/07-8/07)

Monthly Rate of Return(4)	2009	2008	2007
January	0.50%	5.05%	--
February	1.04	6.31	--
March	(1.59)	(0.21)	--
April	(1.62)	(1.54)	2.11%
May	0.67	(0.61)	(0.81)
June		3.42	2.95
July		(4.04)	(0.07)
August		0.77	(4.44)
September		4.49	6.07
October		9.59	3.12
November		1.77	3.11
December		0.80	3.63
Compound Annual Rate of Return (5)	(1.03%)	28.13%	16.38%
	(5 months)		(9 months)

(1)
The composite performance information above represents the hypothetical performance of the Trust as if each of the six current trading advisors traded the assets on behalf of the Trust over the period from April 1, 2007 through May 31, 2009, which is the period during which all six of the trading programs currently being used by the Trust were in existence.  The calculations were made based on performance information provided by the trading advisors on actual accounts traded.  Actual monthly returns for each trading advisor are provided in “The Trading Advisors” beginning on page 29 of the Prospectus and on pages 4 and 8 of this supplement, along with the “Notes to the Performance Information” that accompanies the trading advisors’ performance information.

(2)	Worst Monthly Decline is the largest monthly percentage loss experienced by the Trust in any calendar month between April 1, 2007 and May 31, 2009.
(3)	Worst Peak-to-Valley Decline is the largest decline in the net asset value per unit without such net asset value per unit being subsequently equaled or exceeded.
(4)
Monthly Rate of Return is the net performance of the Trust during a month divided by the total equity of the Trust as of the beginning of the month.  Performance information is calculated on an accrual basis in accordance with generally accepted accounting principles.

(5)
Compound Annual Rate of Return is the compounded average annual return of the underlying manager portfolio, net of their actual fees, rebalanced quarterly.  In addition, the portfolio was charged 4% per annum to account for Trust level expenses.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS